SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On March 16, 2009, Korea Electric Power Corporation (“KEPCO”) was selected by Saudi Electricity Company as the preferred bidder for the construction and operation of a heavy oil power plant at Rabigh in Saudi Arabia (the “Project”), which is located near Jeddah in Saudi Arabia. The plant construction is expected to be completed in April 2013 with installed capacity of 1,200 megawatts. The Project will be on a “Build, Own and Operate” basis for 20 years following the completion of the plant construction. The currently estimated cost of the Project is approximately US$2.5 billion, of which it is currently estimated that KEPCO will bear approximately US$220 million. In connection with the Project, a joint venture among KEPCO, Arabian Company for Water and Power Projects Limited (“ACWA”) and Saudi Electricity Company will be established, and it is currently expected that KEPCO will own a 40% equity interest in such joint venture.

Additional details regarding the Project, including related power purchase arrangements, will be determined through further negotiation with Saudi Electricity Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: March 18, 2009